

Mail Stop 3561

April 13, 2009

Via U.S. Mail and Facsimile

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road, Suite 710
Margate, FL 33063

> **Re: Thewebdigest Corp.**
> **Amendment No. 8 to Form S-1**
> **Filed March 30, 2009**
> **File No. 333-151485**

Dear Mr. Adelstein:

        We have reviewed your responses to the comments in our letter dated March 6, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

General

1. We note your response to prior comment 1. Please update your disclosure in the last sentence under the heading Basic Loss Per Common Share on page 27 to provide information about dilutive securities as of your most recently completed fiscal year.

About Us, page 2

2. We note your disclosure in the third sentence of the last paragraph on page 2 that you believe that your credibility will grow "greatly" as your audience "consistently" visits your web portals. Please delete the words "greatly" and "consistently", which we view as inappropriate marketing language. Revise throughout your filing.

3. Your disclosure in the fourth sentence of the second paragraph on page 3 is difficult to understand. It appears that you intend to state that you will operate informational, subject-specific web sites without any direct sales of consumer products. Please revise for clarity. Make similar revisions to your Our Business section, as appropriate.

4. We note your response to prior comment 8. Please revise the first sentence of the second paragraph on page 4 to clarify that it is ultimately your responsibility to obtain the proper approvals to display informational data on your web portals, and that you use an independent contractor to acquire such approvals. Make similar revisions to the spillover paragraph at the bottom on page 32.

Use of Proceeds, page 17

5. In your next amendment, please revise to disclose the status of the payment due to your independent contractor in April, 2009. In addition, please disclose the specific date of the payment. Make similar revisions under "Our Business" at page 31.

Management's Discussion and Analysis or Plan of Operations, page 21

6. We note your response to prior comment 10. Please delete the second sentence of the second paragraph on page 22 or provide us with support for your claim that potential copyright infringement lawsuits are impacted by whether the defendant acted in good faith and did not benefit directly from product sales or endorsements.

7. We note your response to prior comment 12. In addition to your general discussion of pay-per-click on page 23, please provide specific disclosure regarding how the company intends to use pay-per-click to market its web portals to consumers, including the types of content sites you will use and whether you anticipate marketing primarily on search engine sites or content sites. You should also discuss the anticipated costs of marketing the web portals using pay-per-click and how you intend to pay these costs prior to generating revenues.

Our Business, page 30

8. We note your response to prior comment 5 and reissue in part. Please revise at page 32 to discuss the drawbacks of limiting the number of sponsors to five. In so doing, please expand your disclosure to address how you determined that five was an appropriate cap and tell us whether you anticipate increasing the number of sponsors if you are not able to sell sponsorships at projected prices.

9. Please provide additional detail in the spillover paragraph at the bottom of page 32 regarding the defined checklist you will use to double-check your independent contractor's approval process, including a description of the specific items checked.

10. We note your revised disclosure in response to prior comment 6. You state broadly that your web portals will contain a variety of material directly related to each subject matter including "entertainment, sports, medical and general" information. Please revise at page 33 to describe the information that you intend to provide in greater detail. For instance, it is unclear what type of entertainment information would be provided for your diabetes or arthritis digests. In addition, please revise the Business section to more clearly identify the types of indirectly-related information that you will provide on your websites.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: Fax: (954) 974-5720